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EXHIBIT 99(a)(10)

WESTMINSTER CAPITAL, INC. HAS BEEN NOTIFIED OF A LAWSUIT FILED AS A
RESULT OF ITS TENDER OFFER

        Beverly Hills, CA—April 22, 2002—Westminster Capital, Inc. (AMEX: WI) was notified today that a complaint was filed against it and each member of the Company's Board of Directors in the Delaware Court of Chancery for New Castle County, by a stockholder of the Company. The lawsuit was filed in response to the Company's tender offer to purchase any and all outstanding shares of its common stock at a price of $2.80 per share. The tender offer commenced on April 18, 2002, and will expire at 5:00 p.m., New York City time, on May 17, 2002, unless extended.

        The plaintiff brought this action individually and as a class action on behalf of all stockholders of the Company. The complaint alleges that the Company and the members of the Company's board of directors have breached their fiduciary duties to the Company's stockholders. The complaint seeks, among other things, preliminary and permanent injunctive relief prohibiting the Company from proceeding and implementing the tender offer, and if the tender offer is completed, an order rescinding the tender offer and awarding damages to the purported class. The Company and the other defendants believe that the allegations raised in the complaint are without merit and intend to vigorously defend against them.

        The Company is a holding company that makes opportunistic value-added investments in publicly held and private companies.

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WESTMINSTER CAPITAL, INC. HAS BEEN NOTIFIED OF A LAWSUIT FILED AS A RESULT OF ITS TENDER OFFER